SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)*

Ampal-American Israel Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

032015 10 9

(CUSIP Number)

Yosef A. Maiman

Ohad Maiman

Noa Maiman

Yoav Maiman

Y.M. Noy Investments Ltd.

Di-Rapallo Holdings Ltd.

Merhav (M.N.F.) Ltd.

De Majorca Holdings Ltd.

33 Havazelet Hasharon St.

Herzliya, Israel 46105

972-9-9501735

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 5, 2007

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 2 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Yosef A. Maiman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel and Peru
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,551,075
	8	SHARED VOTING POWER 30,600,285
	9	SOLE DISPOSITIVE POWER 4,551,075
	10	SHARED DISPOSITIVE POWER 30,600,285
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,151,360 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 3 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Ohad Maiman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 30,600,285
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 30,600,285
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,600,285 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 4 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Noa Maiman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 30,600,285
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 30,600,285
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,600,285 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 5 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Yoav Maiman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 30,600,285
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 30,600,285
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,600,285 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62%
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 6 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Y.M. Noy Investments Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER None.
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None. (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 7 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Di-Rapallo Holdings Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 11,750,132
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 11,750,132
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750,132 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 8 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Merhav (M.N.F.) Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,151,228
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 23,151,228
	10	SHARED DISPOSITIVE POWER None.
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,151,228 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 9 of 17

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) De Majorca Holdings Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 18,850,153
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 18,850,153
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,850,153 (See Items 4 and 5 below)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2%
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 10 of 17

This statement constitutes Amendment No. 7 (“Amendment No. 7”) to the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission by the Reporting Persons in connection with the ownership of the Class A stock, $1.00 par value (the "Class A Stock"), of Ampal-American Israel Corporation, a New York corporation (the "Issuer" or the "Company"). Unless otherwise stated, the information set forth in the Schedule 13D remains accurate in all material respects. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (b), (c), (f) This Schedule 13D is being filed by or on the behalf of Mr. Yosef A. Maiman, a citizen of the State of Israel and the Republic of Peru ("Mr. Maiman"), Ohad Maiman, a citizen of the State of Israel, Noa Maiman, a citizen of the State of Israel, Yoav Maiman, a citizen of the State of Israel, Y.M. Noy Investments Ltd., an Israeli corporation ("Noy"), Di-Rapallo Holdings Ltd., an Israeli corporation (“Di-Rapallo”), Merhav (M.N.F.) Limited, an Israeli corporation ("Merhav") and De Majorca Holdings Limited, an Israeli corporation (“De Majorca”). Mr. Maiman, Ohad Maiman, Noa Maiman, Noy, Di-Rapallo, Merhav and De Majorca are hereinafter collectively referred to as the "Reporting Persons."

As more fully described in this Schedule 13D, in connection with a liquidation of Noy's assets, Noy transferred on January 10, 2007 its 11,750,132 shares of Class A Stock of the Issuer to Di-Rapallo, representing 100% of Noy’s interests in the shares of Class A Stock of the Issuer. As a result of the foregoing transfer, Noy will cease to be a Reporting Person in future amendments to this Schedule 13D.

The business address of each Reporting Person is 33 Havazelet Hasharon St., Herzliya, Israel.

Mr. Maiman is currently the President of Merhav, Chairman of the Board of Directors of Noy and Chairman, President and Chief Executive Officer of the Issuer.

Ohad Maiman is currently a resident of New York, New York and is involved in the entertainment and media industries.

Noa Maiman is currently a student in London, England.

Yoav Maiman is currently a student in Israel.

Noy was formed solely for the purpose of acquiring the shares of Class A Stock. Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). Mr. Maiman, Ohad Maiman and Noa Maiman are the sole directors of Noy.

Di-Rapallo was formed solely for the purpose of acquiring the shares of Class A Stock. Mr. Maiman owns 100% of the economic shares and one-fourth of the voting shares of Di-Rapallo. In addition, Mr. Maiman holds an option to acquire the remaining three-fourths of the voting shares of Di-Rapallo (which are owned by Ohad Maiman, son of Mr. Maiman, Noa Maiman, daughter of Mr. Maiman and Yoav Maiman, son of Mr. Maiman). Mr. Maiman, Ohad Maiman, Noa Maiman and Yoav Maiman are the sole directors of Di-Rapallo.

Merhav is an international project development company based in Israel.

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 11 of 17

De Majorca was formed solely for the purpose of acquiring the shares of Class A Stock. Mr. Maiman owns 100% of the economic shares and one-fourth of the voting shares of De Majorca. In addition, Mr. Maiman holds an option to acquire the remaining three-fourths of the voting shares of De Majorca (which are owned by Ohad Maiman, son of Mr. Maiman, Noa Maiman, daughter of Mr. Maiman and Yoav Maiman, son of Mr. Maiman). Mr. Maiman, Ohad Maiman, Noa Maiman and Yoav Maiman are the sole directors of De Majorca.

(d), (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

As described below in Item 4 of this Schedule 13D, the Issuer, through Merhav Ampal Energy, Ltd., a wholly-owned subsidiary of the Issuer, completed the previously announced transaction with Merhav for the purchase from Merhav of an additional portion of Merhav’s interest in East Mediterranean Gas Co. S.A.E., an Egyptian joint stock company (“EMG”). In consideration for the interest in EMG, the Issuer paid to Merhav $68.3 million in cash, issued a convertible promissory note to Merhav in the principal amount of $20 million (the “Convertible Promissory Note”) and will issue to Merhav, subject to the approval of the shareholders of Ampal, 8,602,151 shares of the Issuer’s Class A Stock (the “New Merhav Shares”).

As described below in Item 4 of this Schedule 13D, Merhav has assigned to De Majorca (i) its right to receive the New Merhav Shares and (ii) subject to obtaining shareholder approval of the issuance of the New Merhav Shares, Merhav’s 10,248,002 shares of Class A Stock of the Company (the “Existing Merhav Shares”). The assignment is being made by Merhav to De Majorca in consideration of a promissory note to be issued by De Majorca in favor of Merhav (the “De Majorca Note”) in the principal amount of $87,653,211.45 (based on a price per share of $4.65).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

EMG Transaction

On November 28, 2006, the Issuer, through Merhav Ampal Energy, Ltd., a wholly-owned subsidiary of the Issuer, entered into the Stock Purchase Agreement with Merhav for the purchase from Merhav of an additional portion of Merhav’s interest in EMG pursuant to an option granted to the Issuer by Merhav in August 2006. The transaction closed on December 21, 2006.

Under the terms of this transaction, the Issuer acquired from Merhav the beneficial ownership of an additional 5.9% of the outstanding shares of EMG’s capital stock. The purchase price for the EMG shares was approximately $128.3 million, of which approximately $68.3 million was paid to Merhav in

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 12 of 17

cash, $40 million will be paid in 8,602,151 shares of the Issuer's Class A Stock and the balance will be paid by a promissory note in the principal amount of $20 million (the “Convertible Promissory Note”), which, at the option of Merhav, will be paid in cash, additional shares of the Issuer’s Class A Stock (based on a price per share of $4.65 per share), or a combination thereof. The Convertible Promissory Note bears interest at 6 months LIBOR (5.375%) and matures on the earlier of September 20, 2007 or upon demand by Merhav. The Issuer may pre-pay the Convertible Promissory Note at any time in whole or in part and Merhav may not exercise the Convertible Promissory Note until after shareholder approval has been obtained. The number of shares that can be acquired upon conversion of the Convertible Promissory Note in full (excluding the accrued interest payable through the maturity date on the Convertible Promissory Note) is 4,301,075 shares of Class A Stock. The issuance of the shares by the Company in the EMG transaction is subject to the approval of the shareholders of the Issuer. As permitted under the stock purchase agreement, Merhav assigned its right to the New Merhav Shares to De Majorca as part of its restructuring process (which assignment is discussed below in greater detail). As a result of this transaction, the Issuer will beneficially own 12.5% of the total outstanding shares of EMG.

A copy of each of the Stock Purchase Agreement and the Convertible Promissory Note were filed as Exhibit 10.1 and Exhibit 10.2, respectively, to the Issuer’s Form 8-K filed on December 1, 2006, and are incorporated herein by reference. The description of the Stock Purchase Agreement and the Convertible Promissory Note set forth in this Schedule 13D are qualified in their entirety by reference to the full text of the respective transaction documents.

Merhav Restructuring and Transfer of Merhav Shares to De Majorca

In connection with a restructuring process of Merhav’s holdings of Class A Stock of the Issuer, Merhav has assigned to De Majorca (i) its right to receive the New Merhav Shares and (ii) subject to obtaining shareholder approval of the issuance of the New Merhav Shares, the Existing Merhav Shares. The assignment is being made by Merhav to De Majorca in consideration of the issuance of the De Majorca Note in the principal amount of $87,653,211.45 (based on a price per share of $4.65). The assignments of the Existing Merhav Shares and the New Merhav Shares are contingent on each other and the transfer of legal title of the Existing Merhav Shares and the New Merhav Shares shall be consummated simultaneously as soon as practicable following shareholder approval of the New Merhav Shares and the issuance of the De Majorca Note. Additionally, in the event that the legal title to either the New Merhav Shares or the Existing Merhav Shares are not transferred from Merhav to De Majorca by April 30, 2007, Merhav shall not be required to transfer the New Merhav Shares or Existing Merhav Shares and the assignments shall terminate. Merhav has not assigned to De Majorca its rights to and interest in the Convertible Promissory Note.

A copy of the assignment agreement relating to the assignment by Merhav (the “Merhav Assignment”) to De Majorca of the Existing Merhav Shares and New Merhav Shares is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference. The description of the assignment set forth in this Schedule 13D is qualified in its entirety by reference to the full text of the assignment agreement.

Noy Liquidation and Transfer of Noy Shares to Di-Rapallo

On December 26, 2006, Yosef A. Maiman made a loan to Noy in the amount of $45,452,238.00 (the “YM Loan”) to permit Noy to repay its existing indebtedness to Bank Leumi Israel B.M (the “Bank”) relating to the acquisition of Noy’s 11,750,132 shares of Class A Stock of the Issuer (the “Noy Shares”) in the amount of $45,451,987.02. Noy used the proceeds to pay off its loan from the Bank in full. As a result, the Noy Shares are held by Noy free and clear of the Bank’s lien and all related

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 13 of 17

guaranties and pledges made by Mr. Maiman and Merhav with respect to this Bank loan have been terminated.

On December 29 2006, Noy initiated liquidation proceedings pursuant to Israeli law. In connection with such liquidation, Mr. Maiman, as the sole creditor and 100% economic owner of Noy, has requested that in partial satisfaction of the property Mr. Maiman is entitled to receive in connection with such liquidation, as lender under the YM Loan and as sole economic owner of Noy, that Noy deliver the Noy Shares to Di-Rapallo, the value of which is US$55,989,378.98. On January 10, 2007, Noy transferred the Noy Shares to Di-Rapallo, representing 100% of Noy’s interests in the shares of Class A Stock of the Issuer, pursuant to the terms of an assignment agreement.

A copy of the assignment agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference. The description of this assignment set forth in this Schedule 13D is qualified in its entirety by reference to the full text of the assignment agreement.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)  Based on 40,753,640 shares of Class A Stock of the Issuer outstanding as of January 2, 2007 (as set forth in the Issuer’s definitive proxy statement filed on January 12, 2007), the group comprised of the Reporting Persons is the beneficial owner of 35,151,360 shares of Class A Stock, representing approximately 65.2% of the issued and outstanding Class A Stock of the Issuer. As described in Item 5(b) below, (i) Mr. Maiman may be deemed to be the beneficial owner of 35,151,360 shares of Class A Stock, representing approximately 65.2% of the issued and outstanding Class A Stock of the Issuer, (ii) each of Ohad Maiman, Noa Maiman and Yoav Maiman may be deemed to be the beneficial owner of 30,600,285 shares of Class A Stock, representing approximately 62% of the issued and outstanding Class A Stock of the Issuer, (iii) Noy is not the beneficial owner of any shares of Class A Stock of the Issuer (iv) Di-Rapallo may be deemed the beneficial owner of 11,750,132 shares of Class A Stock, representing approximately 28.8% of the issued and outstanding Class A Stock of the Issuer, (v) Merhav may be deemed to be the beneficial owner of 23,151,228 shares of Class A Stock, representing approximately 43.1% of the issued and outstanding Class A Stock of the Issuer and (vi) De Majorca may be deemed to be the beneficial owner of 18,850,153 shares of Class A Stock, representing approximately 38.2% of the issued and outstanding Class A Stock of the Issuer.

(b) As stated above, the issuance of the New Merhav Shares and the shares of Class A Stock of the Issuer underlying the Convertible Promissory Note require shareholder approval and the Issuer has called a special meeting of shareholders to approve such issuance. Due to the existence of the Maiman voting group (as previously disclosed in this Schedule 13D), shareholder approval may be deemed to have been obtained on January 5, 2007 based on the expiration of the 10 calendar day waiting period following the filing of a preliminary proxy statement seeking shareholder approval of the issuance of these securities. As a result, as of January 5, 2007, (i) Merhav and Yosef A. Maiman may be deemed to have acquired the beneficial ownership of the New Merhav Shares and 4,301,075 shares of Class A Stock of the Issuer underlying the Convertible Promissory Note (the “Convertible Promissory Note Shares”) and (ii) De Majorca may be deemed to have acquired the beneficial ownership of the New Merhav Shares and the Existing Merhav Shares in connection with the Merhav Assignment and the transactions contemplated

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 14 of 17

thereby. Until the completion of the transactions contemplated by the Merhav Assignment, Merhav and Mr. Maiman (by virtue of his 100% ownership interest in Merhav) each have the sole power to vote or direct the vote or to dispose or to direct the disposition of the Existing Merhav Shares, the New Merhav Shares and the Convertible Promissory Note Shares (collectively, the “Merhav Shares”) . By virtue of the formation of the group and prior to the consummation of the transactions contemplated by the Merhav Assignment, each of Noy, Ohad Maiman, Noa Maiman, Yoav Maiman, Di-Rapallo and De Majorca may be deemed to share the power to vote the Merhav Shares but have no rights with respect to the disposition of the Merhav Shares. Each of Noy, Ohad Maiman, Noa Maiman, Yoav Maiman, De Majorca and Di-Rapallo expressly disclaims beneficial ownership of the Merhav Shares and the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own the Merhav Shares.

Upon consummation of the transactions contemplated by the Merhav Assignment, De Majorca shall have the sole power to vote or direct the vote or to dispose or to direct the disposition of the Existing Merhav Shares and the New Merhav Shares (the “De Majorca Shares”). Mr. Maiman owns 100% of the economic shares and one-fourth of the voting shares of De Majorca. In addition, Mr. Maiman holds an option to acquire the remaining three-fourths of the voting shares of De Majorca (which are owned by Ohad Maiman, son of Mr. Maiman, Noa Maiman, daughter of Mr. Maiman and Yoav Maiman, son of Mr. Maiman). Mr. Maiman by virtue of his ownership of one-fourth of the voting shares of De Majorca and the option to acquire the remaining voting shares of De Majorca may be deemed to share with De Majorca the power to vote or direct the vote and to dispose of or to direct the disposition of all of the Class A Stock beneficially owned by De Majorca. Ohad Maiman, Noa Maiman and Yoav Maiman, each by virtue of their respective ownership of one-fourth of the voting shares of De Majorca, may be deemed to share with De Majorca the power to vote or direct the vote and to dispose or direct the disposition of all of the shares beneficially owned by De Majorca. Additionally, by virtue of the formation of the group, Merhav, Noy and Di-Rapallo may be deemed to share the power to vote the De Majorca Shares but have no rights with respect to the disposition of the De Majorca Shares. Each of Merhav, Noy and Di-Rapallo expressly disclaim beneficial ownership of the De Majorca Shares and the filing of this Schedule 13D shall not be construed as an admission that Merhav, Noy or Di-Rapallo beneficially own the De Majorca Shares.

Di-Rapallo has the sole power to vote or direct the vote or to dispose or to direct the disposition of 11,750,132 shares of Class A Stock (the “Di-Rapallo Shares”). Mr. Maiman owns 100% of the economic shares and one-fourth of the voting shares of Di-Rapallo. In addition, Mr. Maiman holds an option to acquire the remaining three-fourths of the voting shares of Di-Rapallo (which are owned by Ohad Maiman, son of Mr. Maiman, Noa Maiman, daughter of Mr. Maiman and Yoav Maiman, son of Mr. Maiman). Mr. Maiman by virtue of his ownership of one-fourth of the voting shares of Di-Rapallo and the option to acquire the remaining voting shares of Di-Rapallo may be deemed to share with Di-Rapallo the power to vote or direct the vote and to dispose of or to direct the disposition of all of the Class A Stock beneficially owned by Di-Rapallo. Ohad Maiman, Noa Maiman and Yoav Maiman, each by virtue of their respective ownership of one-fourth of the voting shares of Di-Rapallo, may be deemed to share with Di-Rapallo the power to vote or direct the vote and to dispose or direct the disposition of all of the shares beneficially owned by Di-Rapallo. Additionally, by virtue of the formation of the group, Merhav and De Majorca may be deemed to share the power to vote the Di-Rapallo Shares but have no rights with respect to the disposition of the Di-Rapallo Shares. Each of Noy, Merhav and De Majorca expressly disclaim beneficial ownership of the Di-Rapallo Shares and the filing of this Schedule 13D shall not be construed as an admission that Noy, Merhav or De Majorca beneficially owns the Di-Rapallo Shares.

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 15 of 17

On August 16, 2002, Mr. Maiman was granted 250,000 stock options (the "Options") to purchase 250,000 shares of Class A Stock at $3.12 per share, which Options vested in equal installments of 15,625 shares of Class A Stock beginning on November 16, 2002 and each three month anniversary thereafter, with the last installment vesting on August 16, 2006. As of the date hereof, Mr. Maiman has not exercised any of the Options. By virtue of the formation of the group, each of Noy, Merhav, Ohad Maiman and Noa Maiman may be deemed to share the power to vote the Options but have no rights with respect to the disposition of the Options. Each of Noy, Merhav, Di-Rapallo, De Majorca, Ohad Maiman, Noa Maiman and Yoav Maiman expressly disclaims beneficial ownership of the Noy Shares and the filing of this Schedule 13D shall not be construed as an admission that such Reporting Persons beneficially own the Options.

(c) Other than as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the shares of Class A Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to

Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 10, 2007, in recognition of the Maiman family's strong connection with the Issuer and the Reporting Persons' common goals and objectives as shareholders, the Reporting Persons have agreed, in order to ensure the orderly management and operation of the Issuer, that they shall vote together in the same manner at any meeting of the shareholders of the Issuer, however called, and in any action by consent of the shareholders of the Issuer. In light of their agreement to vote together, the Reporting Persons hereby acknowledge that they have formed a "group" within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 7.	Materials to be Filed as Exhibits.

1.	Assignment Agreement, dated as of January 10, 2007, between Merhav (m.n.f.) Ltd. and De Majorca Holdings Ltd.

2.	Assignment Agreement, dated as of January 10, 2007, between Y.M. Noy Investments Ltd. and Di-Rapallo Holdings Ltd.

3.

Joint Filing Agreement, dated as of January 10, 2007, among Yosef A. Maiman, Y.M. Noy Investments Ltd., Di-Rapallo Holdings Ltd., Merhav (m.n.f.) Ltd., De Majorca Holdings Ltd., Ohad Maiman, Noa Maiman and Yoav Maiman.

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 16 of 17

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 17, 2007

/s/ Yosef A. Maiman
Yosef A. Maiman

/s/ Ohad Maiman
Ohad Maiman

/s/ Noa Maiman
Noa Maiman

/s/ Yoav Maiman
Yoav Maiman

Y.M. NOY INVESTMENTS LTD.

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Director

DI-RAPALLO HOLDINGS LTD.

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Director

MERHAV (M.N.F.) LIMITED

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Chariman of the Board of Directors

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 17 of 17

DE MAJORCA HOLDINGS LTD.

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Director

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 1 of 3

Exhibit 1

ASSIGNMENT

ASSIGNMENT, dated as of January 10, 2007, between Merhav (m.n.f.) Ltd, an Israeli company (Assignor) and De Majorca Holdings Ltd., an Israeli company (“Assignee”).

W I T N E S S E T H:

WHEREAS, Assignor currently is the legal and beneficial owner of 10,248,002 shares (the “Existing Ampal Shares”) of Class A Stock, par value $1.00 per share (the “Class A Stock”), of Ampal-American Israel Corporation, a New York corporation (“Ampal”);

WHEREAS, Assignor entered into that certain Stock Purchase Agreement, dated as of November 28, 2006 (as amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”), with Merhav Ampal Energy Limited (“Ampal Energy”);

WHEREAS, Assignor has made the required payments to Ampal Energy or its designee under the Purchase Agreement entitling Assignor to receive the Ampal Shares (as defined below);

WHEREAS, Assignor has the right to receive 8,602,151 shares (the “New Ampal Shares”) of Class A Stock, upon the approval of Ampal’s shareholders; and

WHEREAS Assignor, in consideration of the issuance by Assignee of a promissory note in the amount of $87,653,211.45 in favor of Assignor, desires to assign to Assignee (i) the Existing Ampal Shares and (ii) Assignor’s right to receive the New Ampal Shares that Assignor is entitled to receive pursuant to the Purchase Agreement;

NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1.            Defined Terms. Capitalized terms that are used in this Assignment but are not defined herein shall have the meaning ascribed to terms in the Purchase Agreement.

2.            Assignment. (a) Subject to the approval of Ampal’s shareholders of the issuance of the New Ampal Shares to Assignor or its designee, Assignor hereby assigns, sells, transfers and conveys onto Assignee, all of Assignee’s (i) right, subject to the terms of the Purchase Agreement, to receive the New Ampal Shares and (ii) right, title and interest in and to the Existing Ampal Shares, in the case of both clause (i) and clause (ii), free and clear of any and all liens, claims, security interests, pledges, mortgages, rights of first refusal, options, proxies, voting trusts and other encumbrances attributable to Assignor, other than those restrictions set forth in the Purchase Agreement.

(b)           The assignments in set forth in clause (i) and clause (ii) of Paragraph 2(b) are contingent on each other, and, the parties hereby agree as follows:

(i) the parties shall simultaneously close the transfer of legal title to the Existing Ampal Shares and the New Ampal Shares; and

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 2 of 3

(ii) in the event that the legal title to the either the New Ampal Shares or the Existing Ampal Shares are not transferred from Assignor to Assignee by April 30, 2007, Assignor shall not be required to transfer the New Ampal Shares or Existing Ampal Shares and this Assignment Agreement shall terminate.

3.            The parties herby undertake to execute and deliver all other documents and other papers, and perform such further acts as may be reasonably required, desirable or requested for the completion and carrying out of the transactions contemplated herein, including, but not limited to, delivering validly executed stock powers, together with the certificates evidencing the Existing Ampal Shares and the New Ampal Shares, opinions of counsel and all other documents requested by Ampal or its transfer agent in connection with the transfer of the Existing Ampal Shares or the New Ampal Shares to Assignee.

4              Other Rights Not Assigned. For the avoidance of doubt, other than the right to receive the New Ampal Shares set forth in paragraph 2 hereof, Assignor is not hereby assigning any of its other rights under the Purchase Agreement.

5.            This Assignment may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

6.            Binding Effect: Assignment. This Assignment shall be binding upon and inure to the benefit of their parties hereto and their respective successors and permitted assigns.

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 3 of 3

IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be signed by their respective duly authorized officers as of the date first above written.

MERHAV (M.N.F.) LTD.

By:	/s/ Leo Malamud
	Name:	Leo Malamud
	Title:	Sr. VP

By:	/s/ Schmuel Brumberg
	Name:	Schmuel Brumberg
	Title:	CFO

DE MAJORCA HOLDINGS LTD.

By:	/s/ Leo Malamud
	Name:	Leo Malamud
	Title:	Power of Attorney

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 1 of 2

Exhibit 2

ASSIGNMENT AGREEMENT, dated as of January 10, 2007 (this “Assignment”), between, Y.M. NOY INVESTMENTS LTD (in liquidation) (“Assignor”) and DI-RAPALLO HOLDINGS LTD.(“Assignee”)

WHEREAS	Yosef A, Maiman (“YM”“), owns 100% of the economic interest of Assignor and Assignee;
WHEREAS	On December 26, 2006 YM made a loan in the amount of $45,452,238.00 (the “YM Loan”) to permit Assignor to repay certain existing indebtedness to Bank Leumi Israel B.M in the amount of $45,451,987.02;
WHEREAS

On December 29 2006, Assignor initiated liquidation proceedings pursuant to Israeli law, and in connection with such liquidation, YM, as the sole creditor and 100% economic owner of the Assignor, has requested that in partial satisfaction of the property YM is entitled to receive in connection with such liquidation, as lender under the YM Loan and as sole economic owner of the Assignor, Assignor deliver to Assignee 11,750,132 Class A Stock shares of par value $1 per share (hereinafter the “Shares”), of Ampal-American Israel Corporation (“Ampal”) the value of which is US$55,989,378.98 owned by the Assignor, and

WHEREAS	Assignor desires to assign, and Assignee desires to accept, the Shares, upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the representations, warranties and agreements contained herein, and for other good and valuable consideration, and subject to the terms and conditions hereinafter set forth, the parties hereby agree as follows:

1.

Assignor hereby sells, assigns, transfers and delivers to Assignee, and Assignor herby accepts from Assignor, all of Assignors right, title and interest in the Shares, free and clear of any liens, claims, encumbrances, duties, levies and third party rights of any kind whatsoever (collectively, the “Liens”), and the Assignee hereby accepts the Shares and assumes and covenants to pay, perform and discharge all of the liabilities and obligations of Assignor with respect to the Shares arising from and after the date hereof Assignor hereby represents and warrants to Assignee that it has good beneficial and legal title to the Shares, free and clear of all Liens.

2

The parties herby undertake to execute and deliver all other documents and other papers, and perform such further acts as may be reasonably required, desirable or requested for the completion and carrying out of the transactions contemplated herein, including, but not limited to, delivering validly executed stock powers, together with the certificates evidencing the Shares, opinions of counsel and all

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 2 of 2

other documents requested by Ampal or its transfer agent in connection with the transfer of the Shares to Assignee.

This Assignment shall be governed by the laws of the State of Israel (except to the extent the corporate laws of the State of New York apply with respect to the transfer of the Shares, in which case the law of the State of New York shall apply).

This Assignment may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

This Assignment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF, the parties have duly executed this Agreement on the date first above written.

/s/ E. Shefler	/s/ Leo Malamud
Y.M. NOY INVESTMENTS LTD. (in liquidation)	DI-RAPALLO HOLDINGS LTD.

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 1 of 2

Exhibit 3

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this "Agreement") is entered into as of the 17th day of January, 2007 by and among Mr. Yosef A. Maiman, a citizen of Israel and Peru, Di-Rapallo Holdings Ltd., an Israeli corporation, Merhav (M.N.F.) Limited, an Israeli corporation, De Majorca Holdings Ltd., an Israeli corporation, Mr. Ohad Maiman, a citizen of Israel, Ms. Noa Maiman, a citizen of Israel, and Mr. Yoav Maiman, a citizen of Israel.

Each party hereto hereby agrees to prepare jointly and to file timely (or otherwise to deliver, as appropriate) all statements on Schedule 13D or amendments thereto ("13D Filings") required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of Class A stock, $1.00 par value, of Ampal-American Israel Corporation, and each mutually covenants to each of the other parties that it will fully cooperate with the others in the preparation and timely filing of all such 13D Filings.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above set forth.

/s/ Yosef A. Maiman
Yosef A. Maiman

/s/ Ohad Maiman
Ohad Maiman

/s/ Noa Maiman
Noa Maiman

/s/ Yoav Maiman
Yoav Maiman

Y.M. NOY INVESTMENTS LTD.

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Director

DI-RAPALLO HOLDINGS LTD.

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Director

SCHEDULE 13D
CUSIP NO. 032015 10 9	Page 2 of 2

MERHAV (M.N.F.) LIMITED

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Chariman of the Board of Directors

DE MAJORCA HOLDINGS LTD.

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Director